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New York, New York 10036-2787    www.whitecase.com
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Direct Dial + 2555 agirdhari@whitecase.com

October 3, 2007

Mr. John P. Nolan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:  Grupo Financiero Galicia S.A.
     Comment Letter for Form 20-F

Dear Mr. Nolan:

     On behalf of our client, Grupo Financiero Galicia S.A., an Argentine stock corporation (a "sociedad anonima") incorporated under the laws of Argentina (the "Company") we are writing to acknowledge receipt of the SEC comment letter with respect to the Company's Form 20-F for the fiscal year ended December 31, 2006, which letter is dated September 25, 2007 (the "comment letter") and to request an extension for the time allotted for the Company's response to the matters contemplated in such comment letter. After receiving the comment letter, the Company promptly commenced work on its response letter (the "response letter"). Based on its review of the comments and the nature of the information solicited, however, the Company requires an extension of the 10 business day response time in order to completely and accurately respond to the comments. Specifically, due to the breadth of financial information requested and the extent of the time period for which such information is requested (i.e. 2001-2006) the Company believes that the additional time period is necessary. As such, the Company would like to submit its response letter to you no later than October 31, 2007. Please confirm to the Company at your earliest convenience, as per your phone conversation with Tomer Pinkusiewicz, the Company's attorney, on September 28, 2007, that the submission of the Company's response letter no later than October 31, 2007 is acceptable.

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ALMATY ANKARA BANGKOK BEIJING BERLIN BRATISLAVA BRUSSELS BUDAPEST DRESDEN
DUSSELDORF FRANKFURT HAMBURG HELSINKI HONG KONG ISTANBUL JOHANNESBURG LONDON LOS ANGELES MEXICO CITY MIAMI MILAN MOSCOW MUNICH NEW YORK PALO ALTO PARIS PRAGUE RIYADH SAO PAULO SHANGHAI SINGAPORE STOCKHOLM TOKYO WARSAW WASHINGTON, DC

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October 3, 2007                                           [LOGO OF WHITE & CASE]

     Should you wish to discuss this response time extension request, please do not hesitate to contact Tomer Pinkusiewicz, Esq. at (212) 819-8871 (tpinkusiewicz@whitecase.com) or Anita Girdhari, Esq. at (212) 819-2555 (agirdhari@whitecase.com).

Best regards,


/s/ Anita Girdhari
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Anita Girdhari

AG:wu

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